--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 10-Q

  [X]          QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
            FOR THE QUARTERLY PERIOD ENDED JUNE 30, 1998
  [ ]         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
            FOR THE TRANSITION PERIOD FROM             TO
                   COMMISSION FILE NUMBER 0-20712

                               CASINO MAGIC CORP.
             (Exact name of registrant as specified in its charter)

                  MINNESOTA                                      64-0817483
       (State or other jurisdiction of                        (I.R.S. Employer
        incorporation or organization)                      Identification No.)

               711 CASINO MAGIC DRIVE, BAY SAINT LOUIS, MS 39520
              (Address of principal executive offices) (Zip Code)

                                 (228) 467-9257
              (Registrant's telephone number, including area code)

                                 NOT APPLICABLE
   (Former name, former address and former fiscal year, if changed since last report)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.     Yes  X      No  ___

     Indicate the number of shares outstanding of the issuer's classes of common stock, as of the latest practicable date. 35,722,124 shares common stock outstanding as of July 30, 1998.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      CASINO MAGIC CORP. AND SUBSIDIARIES

                                     INDEX

                                                                           PAGE NO.
                                                                           --------
PART I                        FINANCIAL INFORMATION
Item 1.    Financial Statements........................................        1
           Condensed Consolidated Statements of Operations --
           For the six months ended June 30, 1998 and 1997.............        1
           Condensed Consolidated Statements of Operations --
           For the three months ended June 30, 1998 and 1997...........        2
           Condensed Consolidated Balance Sheets --
           June 30, 1998 and December 31, 1997.........................        3
           Condensed Consolidated Statements of Cash Flows --
           For the six months ended June 30, 1998 and 1997.............        4
           Notes to Condensed Consolidated Financial Statements........        5
Item 2.    Management's Discussion and Analysis of Financial Condition
           and
           Results of Operations.......................................        7
PART II                         OTHER INFORMATION
Item 1.    Legal Proceedings...........................................       11
Item 2.    Changes in Securities.......................................       11
Item 3.    Default Upon Senior Securities..............................       11
Item 4.    Submission of Matters to a Vote of Security Holders.........       11
Item 5.    Other Information...........................................       11
Item 6.    Exhibits and Reports on Form 8-K............................       11
           SIGNATURES..................................................       12

                        PART I -- FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                      CASINO MAGIC CORP. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                      SIX MONTHS ENDED
                                                                          JUNE 30,
                                                                ----------------------------
                                                                    1998            1997
                                                                    ----            ----
                                                                        (UNAUDITED)
Revenues:
  Casino....................................................    $138,208,950    $123,731,151
  Food and beverage.........................................       5,103,982       4,986,717
  Rooms.....................................................       1,561,087         775,014
  Other operating income....................................       2,623,837       2,245,541
                                                                ------------    ------------
       Total revenues.......................................     147,497,856     131,738,423
                                                                ------------    ------------
Costs and expenses:
  Casino....................................................      63,865,168      58,241,241
  Food and beverage.........................................       5,733,569       6,597,024
  Rooms.....................................................         680,290         368,665
  Other operating costs and expenses........................       2,186,555       2,308,621
  Advertising and marketing.................................      17,965,920      21,405,322
  General and administrative................................      13,118,131      14,080,585
  Property operation, maintenance and energy cost...........       5,480,911       6,044,447
  Rents, property taxes and insurance.......................       4,450,647       3,959,568
  Development expenses......................................         219,848         455,132
  Preopening expenses.......................................         681,754              --
  Depreciation and amortization.............................      10,347,608      10,353,382
                                                                ------------    ------------
       Total costs and expenses.............................     124,730,401     123,813,987
                                                                ------------    ------------
Income from operations......................................      22,767,455       7,924,436
                                                                ------------    ------------
Other (Income) Expenses:
  Equity loss from unconsolidated subsidiary................         244,307         229,061
  Interest expense, net.....................................      14,980,269      15,749,566
  Other.....................................................       1,111,410      (1,427,177)
                                                                ------------    ------------
       Total other expense..................................      16,335,986      14,551,450
                                                                ------------    ------------
Income (loss) before income taxes and minority interest of
  subsidiary................................................       6,431,469      (6,627,014)
  Income taxes expense (benefit)............................       1,112,173      (1,935,000)
  Minority interest.........................................         851,773         201,512
                                                                ------------    ------------
  Net income (loss).........................................    $  4,467,523    $ (4,893,526)
                                                                ============    ============
Net income (loss) per common share:
  Basic.....................................................    $       0.13    $      (0.14)
                                                                ============    ============
  Diluted...................................................    $       0.12    $      (0.14)
                                                                ============    ============
Average shares and equivalents outstanding:
  Basic.....................................................      35,722,124      35,637,083
                                                                ============    ============
  Diluted...................................................      35,857,716      35,637,083
                                                                ============    ============

           See notes to condensed consolidated financial statements.

                      CASINO MAGIC CORP. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                    THREE MONTHS ENDED
                                                                         JUNE 30,
                                                                --------------------------
                                                                   1998           1997
                                                                   ----           ----
                                                                       (UNAUDITED)
Revenues:
  Casino....................................................    $70,036,910    $62,057,468
  Food and beverage.........................................      2,691,139      2,479,674
  Rooms.....................................................      1,192,048        227,583
  Other operating income....................................      1,391,858      1,192,820
                                                                -----------    -----------
     Total revenues.........................................     75,311,955     65,957,545
                                                                -----------    -----------
Costs and expenses:
  Casino....................................................     31,711,328     31,705,786
  Food and beverage.........................................      3,090,421      1,707,142
  Rooms.....................................................        528,746        (57,582)
  Other operating costs and expenses........................      1,177,877      1,153,665
  Advertising and marketing.................................      9,214,590      8,250,625
  General and administrative................................      6,460,676      6,763,040
  Property operation, maintenance and energy cost...........      2,778,102      3,034,439
  Rents, property taxes and insurance.......................      2,361,293      1,986,566
  Development expenses......................................        141,607        172,843
  Preopening expenses.......................................        681,754             --
  Depreciation and amortization.............................      5,352,618      5,313,728
                                                                -----------    -----------
     Total costs and expenses...............................     63,499,012     60,030,252
                                                                -----------    -----------
Income from operations......................................     11,812,943      5,927,293
                                                                -----------    -----------
Other (Income) Expenses:
  Equity loss from unconsolidated subsidiary................        128,658        113,937
  Interest expense, net.....................................      7,485,062      8,069,102
  Other.....................................................        665,002     (1,235,441)
                                                                -----------    -----------
     Total other expense....................................      8,278,722      6,947,598
                                                                -----------    -----------
Income (loss) before income taxes and minority interest of
  subsidiary................................................      3,534,221     (1,020,305)
Income taxes expense........................................      1,112,173             --
Minority interest...........................................        432,953        201,512
                                                                -----------    -----------
Net income (loss)...........................................    $ 1,989,095    $(1,221,817)
                                                                ===========    ===========
Net income (loss) per common share:
  Basic.....................................................    $       .06    $     (0.03)
                                                                ===========    ===========
  Diluted...................................................    $       .06    $     (0.03)
                                                                ===========    ===========
Average shares and equivalents outstanding:
  Basic.....................................................     35,722,124     35,637,083
                                                                ===========    ===========
  Diluted...................................................     35,892,435     35,637,083
                                                                ===========    ===========

           See notes to condensed consolidated financial statements.

                      CASINO MAGIC CORP. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                  JUNE 30,      DECEMBER 31,
                                                                    1998          1997(*)
                                                                  --------      ------------
                                                                        (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 17,470,386    $ 20,986,510
  Restricted marketable securities..........................      11,699,487      10,629,405
  Other current assets......................................       8,927,714       8,124,872
                                                                ------------    ------------
       Total current assets.................................      38,097,587      39,740,787
Property and equipment, net.................................     279,831,475     263,993,452
Other long-term assets......................................      64,818,117      68,970,578
                                                                ------------    ------------
                                                                $382,747,179    $372,704,817
                                                                ------------    ------------
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities.........................................    $ 50,806,822    $ 51,031,097
Other long-term liabilities and minority interest...........       8,358,639       8,748,212
Long-term debt, net of current maturities...................     259,545,594     253,471,219
Shareholders' Equity
Common stock, $0.01 par, 50,000,000 shares authorized,
  35,722,124 issued and outstanding at June 30, 1998 and
  December 31, 1997.........................................         357,221         357,221
Undesignated stock, 2,500,000 shares authorized, none
  issued....................................................              --              --
Additional paid-in capital..................................      67,122,856      67,122,852
Retained deficit............................................      (3,294,753)     (7,762,270)
Less unearned compensation..................................        (149,200)       (263,514)
                                                                ------------    ------------
       Total shareholders' equity...........................      64,036,124      59,454,289
                                                                ------------    ------------
                                                                $382,747,179    $372,704,817
                                                                ============    ============

-------------------------
* Derived from audited financial statements

           See notes to condensed consolidated financial statements.

                      CASINO MAGIC CORP. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      SIX MONTHS ENDED
                                                                          JUNE 30,
                                                                ----------------------------
                                                                    1998            1997
                                                                    ----            ----
                                                                        (UNAUDITED)
Cash Flows from Operating Activities:
  Net income (loss).........................................    $  4,467,523    $ (4,893,526)
  Adjustments for non-cash charges..........................      11,788,196       9,505,514
  Changes in assets and liabilities.........................      (2,739,797)      6,624,971
                                                                ------------    ------------
Net Cash Provided by Operating Activities...................      13,515,922      11,236,959
                                                                ------------    ------------
Cash Flows from Investing Activities:
  Acquisitions of property and equipment....................     (16,234,648)    (20,409,274)
  Proceeds from sale of subsidiary and property and
     equipment..............................................              --       8,174,586
  Other, net................................................         588,359         290,874
                                                                ------------    ------------
Net Cash Used in Investing Activities.......................     (15,646,289)    (11,943,814)
                                                                ------------    ------------
Cash Flows from Financing Activities:
  Principal payments on notes payable and long-term debt....      (4,216,867)    (10,842,560)
  Net proceeds from issuance of long-term debt..............       2,977,445       6,350,000
  Other, net................................................        (146,335)             --
                                                                ------------    ------------
Net Cash Used in Financing Activities.......................      (1,385,757)     (4,492,560)
                                                                ------------    ------------
Net Decrease in Cash and Cash Equivalents...................      (3,516,124)     (5,199,415)
Cash and Cash Equivalents, Beginning of Period..............      20,986,510      34,546,164
                                                                ------------    ------------
Cash and Cash Equivalents, End of Period....................    $ 17,470,386    $ 29,346,749
                                                                ============    ============
Supplemental Cash Flow Information
Cash Paid During the Period for:
  Interest (net of amount capitalized)......................    $ 13,961,006    $ 16,708,321
  Income taxes (net of refunds).............................              --      (6,382,324)
Supplemental Schedule of Non-Cash Investing and Financing
  Activities:
  Property and equipment and other asset acquisitions
     included in accounts and construction payable and
     accrued expenses.......................................       2,524,626       1,931,566
  Property and equipment financed with long-term debt.......       6,142,215          18,079
  Reclassification of long-term liabilities to accrued
     expenses...............................................              --         170,029

           See notes to condensed consolidated financial statements.

                      CASINO MAGIC CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (INFORMATION WITH RESPECT TO THE THREE AND SIX MONTHS ENDED JUNE 30, 1998 AND
                               1997 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Organization and basis of presentation:

     Casino Magic Corp. and Subsidiaries is an international gaming company with operations in Bay Saint Louis, Mississippi ("Casino Magic-BSL"), Biloxi, Mississippi ("Casino Magic-Biloxi"), Bossier City, Louisiana ("Casino Magic-Bossier City"), and the Argentina Province of Neuquen in the cities of Neuquen City and San Martin de los Andes ("Casino Magic-Neuquen").

     Unless the context requires otherwise, reference in this report to the "Company" means Casino Magic Corp. and its relevant subsidiaries, and reference to "Casino Magic" means Casino Magic Corp.

     The consolidated financial statements include the accounts of Casino Magic and its wholly-owned and majority-owned subsidiaries.

     All significant intercompany accounts and transactions have been eliminated.

     The accompanying unaudited consolidated financial statements contain all adjustments which are, in the opinion of management, necessary for a fair statement of the results of the interim periods. The results of operations for the interim periods are not indicative of results of operations for an entire year. It is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and Form 10-Q for March 31, 1998.

     Certain reclassifications have been made to 1997 amounts to conform with the June 30, 1998 presentation.

2. NEW ACCOUNTING PRONOUNCEMENTS

 (a) Accounting for Start-Up Costs:

     During April 1998, the Accounting Standards Executive Committee of the AICPA issued Statement of Position 98-5 ("SOP"), "Reporting on the Costs of Start-Up Activities." The SOP requires costs of start-up activities and organization costs to be expensed as incurred. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. The company has not adopted the SOP. However, due to the opening of the hotel at Casino Magic-Biloxi in May 1998, all start-up costs associated with the hotel have been expensed in the quarter ended June 30, 1998, in accordance with Company policy.

 (b) Accounting for Derivative Instruments and Hedging Activities:

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement establishes accounting and reporting standards requiring that every derivative Instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

     Statement 133 is effective for fiscal years beginning after June 15, 1999. A company may also implement the Statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998 and thereafter). Statement 133 cannot be applied retroactively. Statement 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were

                      CASINO MAGIC CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

issued, acquired or substantively modified after December 31, 1997 (and, at the company's election, before January 1, 1998).

     The Company's management believes the impact of adopting Statement 133 on the financial statements is expected to be immaterial.

3. LONG TERM DEBT:

     Additions to long-term debt during the first six months of 1998 consist of the following:

                                                          ENDING
                                                        BALANCES AT
                                                       JUNE 30, 1998
                                                       -------------
Notes payable, bank(a).............................     $2,850,108
Notes payable, other(b)............................     $6,068,357

-------------------------
(a) Consists of one note payable to The Peoples Bank, collateralized by certain parcels of land, payable in fifty-nine monthly payments of $61,100 including interest at 8.5% through February 2002 with a final balloon payment of $60,120 in March 2002.

(b) Consists of five notes payable to Boeing Capital Corp. All notes collateralized by furniture and equipment used at the 378 room hotel at Casino Magic-Biloxi. The Notes are as follows:

          1) Note in the original balance of $4,347,833, payable in forty-seven monthly installments of $110,523.04 including interest of 10.12% through April 2002 with a final balloon payment of $112,400 in May 2002.

          2) Note in the original balance of $733,516.63, payable in one installment of $21,616.66 on July 1, 1998, and forty-seven monthly installments of $18,714.77 including interest at 10.314% through April 2002.

          3) Note in the original balance of $391,024.97, payable in one installment of $2,885.61 on August 1, 1998, and forty-eight installments of $9,958.37 including interest at 10.2179% through August 2002.

          4) Note in the original balance of $328,148.41, payable in one installment of $1,769.63 on July 1, 1998, and forty-eight monthly installments of $8,357.07 including interest at 10.2179% through August 2001.

          5) Note in the original balance of $341,692.16, payable in forty-eight monthly installments beginning July 1, 1998, of $8,674.42 including interest at 10.2179% through June 2001.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The discussions regarding proposed Company developments and operations included in "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" contain forward looking statements that involve a number of risks and uncertainties. These proposed developments and operations include:
(i) completion of a hotel in 1998 at Casino Magic-Bossier City and (ii) the Company's ability to fund planned developments and debt service obligations over the next twelve months with currently available cash, marketable securities and cash flow from operations. In addition to the risks and uncertainties discussed below, other factors that could cause actual results to differ materially are detailed from time to time in the Company's reports filed with the Securities and Exchange Commission, including without limitation in Note 1 of Notes to the Consolidated Financial Statements filed with the Annual Report on Form 10-K for Casino Magic Corp. for the year ended December 31, 1997.

     The following table sets forth for the periods indicated certain operating information for the Company on a consolidated basis and for its existing properties. The principal operating entities are Mardi Gras Casino Corp. ("Casino Magic-BSL") and Biloxi Casino Corp. ("Casino Magic-Biloxi"), both dockside casinos operating on the Gulf Coast of Mississippi (together referred to collectively as the "Casino Magic-Gulf Coast"), Casino Magic of Louisiana, Corp. ("Casino Magic-Bossier City") and Casino Magic-Neuquen SA, which operates gaming facilities at two casino sites in Neuquen and San Martin de los Andes, Argentina.

                                                             THREE MONTHS            SIX MONTHS
                                                            ENDED JUNE 30,         ENDED JUNE 30,
                                                          ------------------    --------------------
                                                           1998       1997        1998        1997
                                                           ----       ----        ----        ----
                                                                        (IN THOUSANDS)
                                                                         (UNAUDITED)
Revenues:
  Casino Magic -- BSL(1)..............................    $23,944    $23,503    $ 47,163    $ 45,569
  Casino Magic -- Biloxi(2)...........................     19,263     16,567      35,513      32,659
  Casino Magic -- Bossier City(3).....................     26,844     21,519      54,772      44,726
  Casino Magic -- Neuquen.............................      5,258      4,369      10,042       8,784
  Corporate and Other.................................          2         --           7          --
                                                          -------    -------    --------    --------
       Total revenues.................................     75,311     65,958     147,497     131,738
Costs and expenses:
  Casino Magic -- BSL(1)..............................     18,585     18,821      36,963      37,069
  Casino Magic -- Biloxi(2)...........................     17,572     14,961      32,907      29,670
  Casino Magic -- Bossier City(3).....................     22,231     21,190      44,965      46,497
  Casino Magic -- Neuquen.............................      3,378      3,303       6,692       6,386
  Corporate and Other.................................      1,733      1,756       3,202       4,192
                                                          -------    -------    --------    --------
       Total costs and expenses.......................     63,499     60,031     124,729     123,814
Income (loss) from operations:
  Casino Magic -- BSL(1)..............................      5,359      4,683      10,200       8,501
  Casino Magic -- Biloxi(2)...........................      1,691      1,606       2,606       2,989
  Casino Magic -- Bossier City(3).....................      4,613        329       9,807      (1,771)
  Casino Magic -- Neuquen.............................      1,880      1,065       3,350       2,398
  Corporate and Other.................................     (1,730)    (1,756)     (3,195)     (4,192)
                                                          -------    -------    --------    --------
       Total income from operations...................    $11,813    $ 5,927    $ 22,768    $  7,925
                                                          =======    =======    ========    ========

-------------------------
(1) Began operations September 30, 1992; expanded casino capacity December 31, 1992.

(2) Began operations June 5, 1993; expanded casino capacity December 16, 1993.

(3) Began operations October 4, 1996; opened permanent facility on December 31, 1996.

 Three months ended June 30, 1998 compared to three months ended June 30, 1997.

     Consolidated revenues increased $9.4 million, or 14.2%, to $75.3 in the second quarter of 1998, compared to $65.9 million in the second quarter of 1997. The increase in consolidated revenues is attributable to increased revenues at all five casinos operated by the Company. The largest individual increase of $5.3 million, between the comparable periods, occurred at Casino Magic-Bossier City. The increase at Casino Magic-Bossier City is attributable to improved marketing efforts and an overall increase in the Bossier City/ Shreveport, Louisiana gaming market of $17.5 million, to $144.7 million or 13.8%, between the comparable periods. In addition, Casino Magic-Bossier City's market share for the second quarter of 1998 was 18.5% compared to 16.5% in the second quarter of 1997. With the opening of the 378 room hotel at Casino Magic-Biloxi,, revenues increased $2.7 million to $19.3 million in the second quarter of 1998 as compared to $16.6 in the second quarter of 1997. At the Company's operations in Argentina, slot machine revenues continue to improve due to an increase in the number of slot machines and continued popularity of slot machines and American style gaming.

     Operating costs and expenses increased $3.5 million, or 5.8%, to $63.5 million in the second quarter of 1998 as compared to $60.0 million in the second quarter of 1997. Advertising and marketing costs increased $1.0 million. or 12.2%, to $9.2 million in the second quarter of 1998, compared to $8.2 million in the second quarter of 1997. This increase is due primarily to the opening of the new hotel at Casino Magic-Biloxi, as well as, increased marketing efforts at Casino Magic-Bossier City. Other significant increases, related to the new hotel and incurred in the second quarter of 1998, are pre-opening costs of $0.7 million and room expenses of $0.5 million.

     Other (income) expense (non-operating income and expenses) increased to a net expense of $8.3 million in the second quarter 1998 as compared to $6.9 million in the second quarter of 1997. This increase in net expense is due to $0.7 million in expenses in 1998 related to the proposed merger between the Company and Hollywood Park, Inc., a $0.5 million increase in the capitalization of interest in 1998 relating to debt incurred in the construction of the Company's Biloxi hotel, and a gain in 1997 relating to the sale of a minority interest in the Company's Argentina casinos.

     Income tax expense recorded in the second quarter of 1998 is foreign tax related.

     Six months ended June 30, 1998 compared to six months ended June 30, 1997.

     Consolidated revenues increased $15.8 million, or 12%, to $147.5 in the first six months of 1998, compared to $131.7 million in the first six months of 1997. The increase in consolidated revenues is attributable to increased revenues at all five casinos operated by the Company. The largest individual increase of $10.0 million, between the comparable periods, occurred at Casino Magic-Bossier City. The increase at Casino Magic-Bossier City is attributable to improved marketing efforts and an overall increase in gaming revenue in the Bossier City/Shreveport, Louisiana market of 13.8%, between the comparable periods. In addition, Casino Magic-Bossier City's market share for the first six months of 1998 was 18.5% compared to 16.7% in the first six months of 1997. Revenues at Casino Magic-Biloxi increased $2.7 million due primarily to the recent opening of the Company's Biloxi hotel. At the Company's operations in Argentina, slot machine revenues continue to improve due to an increase in the number of slot machines and continued popularity of slot machines and American style gaming.

     Operating costs and expenses increased $0.9 million, or 0.7%, to $124.7 million in the first six months of 1998 as compared to $123.8 million in the first six months of 1997. Casino expenses increased by $5.6 million, or 9.6%, due to increases in gaming taxes related to increased gaming revenues, increased personnel costs related to the increased gaming volume and an increase in slot point redemption values. Advertising and marketing costs declined $3.4 million, to $17.9 million in the first six months of 1998, compared to $21.4 million in the first six months of 1997. During the first six months of 1997 at Casino Magic-Bossier City the Company attempted to increase market share and revenue with expensive promotions which were significantly less successful than anticipated. In May 1997 the promotional programs at Casino Magic-Bossier City were significantly reduced.

     Other (income) expense (non-operating income and expenses) increased to a net expense of $16.3 million in the first six months 1998 as compared to $14.5 million in the first six months of 1997. This increase in net expense is due in part to $1.1 million in expenses related to the pending merger between the Company and Hollywood Park, Inc. There were no expenses in the first six months of 1997 relating to merger costs.

     Income tax expense recorded in the second quarter of 1998 is foreign tax related.

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 1998, the Company had unrestricted cash of $17.5 million compared to unrestricted cash of $21.0 million at December 31, 1997. In addition, the Company had $11.7 million and $10.6 million in restricted cash and marketable securities at June 30, 1998 and December 31, 1997, respectively, which is restricted as to its use under the indenture relating to $115,000,000 of First Mortgage Notes issued by Jefferson Casino Corp. The restricted cash and securities held as of June 30, 1998, were received from the sale of the Crescent City Riverboat for $11.7 million. For the quarter ended June 30, 1998, the Company received $13.5 million of cash flow from operating activities and received $3.0 million of proceeds from the incurrence of long term debt. The Company spent $15.6 million in net investment activities including, primarily, the acquisition of property, equipment and other long-term assets, and reduced long term debt by $4.2 million.

     The Company expended approximately $9.5 million primarily for capital improvements at Casino Magic-Biloxi, and $5.0 million for capital improvements at Casino Magic-Bossier City during the second quarter of 1998. The Company plans additional capital improvements in 1998 at its Gulf Coast properties and at Casino Magic-Bossier City, much of which is subject to the cash flows of the Company or the availability of financing. There are no assurances that adequate funding will be available for these planned investments.

     At Casino Magic-Bossier City, the Company commenced expansion of the land based pavilion and construction of a 188-room convention hotel, including restaurants and a swimming pool. The construction of the hotel is expected to be funded primarily by $11.7 million of restricted cash obtained as a result of the sale of the Crescent City Riverboat, current unrestricted cash on hand, future operating cash flow of Casino Magic-Bossier City and financing for furniture, fixtures and equipment. The hotel is expected to open by the end of 1998. No assurances can be given that the cash on hand and the cash flow from the operations of Casino Magic-Bossier City will be sufficient to complete such hotel and related facilities or that these improvements will ever be developed.

     On May 1, 1998, the Company opened the hotel tower at Casino Magic-Biloxi above the eight-story parking garage adjacent to the casino. The hotel consists of 378 rooms, including 86 suites, and includes a health spa, beauty salon, swimming pool and conference space. The hotel construction costs have been funded out of the cash flow of Casino Magic-BSL and Casino Magic-Biloxi, and the $7.0 million in proceeds from the sale of a 49% ownership interest in Casino Magic-Neuquen. The Company has also obtained debt financing of the furniture, fixtures and equipment for the Casino Magic-Biloxi hotel in the amount of $6.5 million and an additional $1.0 million for signage.

     Under the terms of the Indenture associated with the $135,000,000 First Mortgage Notes, Casino Magic Corp., Mardi Gras Casino Corp., Biloxi Casino Corp. and Casino Magic Finance Corp. have certain restrictions relative to additional borrowings and guarantees. Jefferson Casino Corp and Casino Magic of Louisiana, Corp. have certain restrictions relative to additional borrowings and cash flow under the terms of the Indenture associated with the $115,000,000 First Mortgage Notes.

     The Company's operations in Argentina are subject to certain risks including foreign currency exchange, repatriation of earnings and profits, and adverse foreign tax treatment. In addition, the Company will incur the general business risk associated with operating in a foreign county where culture and business practices may vary significantly from that in the United States. Such risks could have a material impact on the operating results and liquidity of the Company.

     The Company will have a significant need for cash in 1998 and beyond in order to continue its planned development of its existing properties. The Company believes that cash and restricted marketable securities at June 30, 1998, and cash flows from operations will be sufficient to service its operating and debt service requirements, through at least the next twelve months, including the remaining planned improvements at Casino Magic-Biloxi and the completion of the construction of the Casino Magic-Bossier City hotel.

                          PART II -- OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

     Reference is made to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 on file with the Securities and Exchange Commission. During the first six months ended June 30, 1998, the Company was not a party to any newly instituted legal proceedings. The Company did incur one significant development during such period to existing legal proceedings, in that, the trial date for the litigation with Casino America, Inc. has been postponed to mid-1999 resulting from the Plaintiff's request for a continuance.

ITEM 2. CHANGES IN SECURITIES

     None.

ITEM 3. DEFAULT UPON SENIOR SECURITIES

     None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     None.

ITEM 5. OTHER INFORMATION

     None.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

     (a) Exhibits:

          27 Financial data schedule (filed electronically only)

     (b) Reports on Form 8-K:

          None.

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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          CASINO MAGIC CORP.

                                          /s/ JAMES E. ERNST

                                          --------------------------------------
                                          James E. Ernst, President and
                                          Chief Executive Officer

Date: August 3, 1998

                                          /s/ JAY S. OSMAN

                                          --------------------------------------
                                          Jay S. Osman, Chief Financial Officer
                                          and Treasurer
                                          (principal financial and accounting
                                          officer)

Date: August 3, 1998

                                       12